UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71130

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Acrisure Re Corporate Advisory & Solutions, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Liberty Plaza
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Brusk	269-720-0977	jbrusk@acrisurere.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joel Brusk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Acrisure Re Corporate & Advisory Solutions, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CCO

Danielle Nickelson
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF KENT
My Commission Expires 9/20/2026
~~Acting in the~~ County of Kent

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACRISURE RE CORPORATE ADVISORY & SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ACRISURE RE CORPORATE ADVISORY & SOLUTIONS, LLC

CONTENTS

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
Tel: +1 312-486-1000
Fax: +1 312-486-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and Those Charged with Governance of Acrisure Re Corporate Advisory & Solutions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acrisure Re Corporate Advisory & Solutions, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2025

We have served as the Company's auditor since 2024.

ACRISURE RE CORPORATE ADVISORY & SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	1,758,911
Prepaid expenses		25,705
Total Assets	$	1,784,616

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	117,813
Due to related party		585,832
Total Liabilities		703,645
Member's equity		1,080,971
Total Liabilities and Member's Equity	$	1,784,616

The accompanying footnotes are an integral part of this financial statement.

Note 1 - Organization

Acrisure Re Corporate Advisory & Solutions, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded on November 16, 2022, under the laws of the State of Michigan. FINRA accepted the Company's membership application on July 2, 2024. The Company's main office is in New York, New York.

The Company is a single member LLC, wholly owned by Acrisure, LLC (the "Sole Member"). The Company is an underwriter or selling group participant of corporate securities, other than mutual funds. The Company is also a selling group participant in firm commitment underwriting, although not as a manager, co-manager or initial purchaser in firm commitment underwriting. The Company provides private placement of securities. In addition, the Company provides Rating Agency and Investor Relations ("RAIR") advisory services through an Agreement with a related party, Acrisure Re US Limited (ARUS).

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash on deposit and money market accounts with a maturity date of three months or less to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. All income or losses will be reported on the income tax returns of the Sole Member. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 3 - Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including investment banking and advisory services. The Company has identified its Chief Compliance Officer as the chief operating decision maker (“CODM”), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company’s operations consist of a single operating segment and therefore, a single reportable segment, because the CODM manages the activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100 percent of its total revenues from a single customer, which is a related party. The Company operates out of one branch in New York, NY.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-eighth of aggregate indebtedness during the first twelve months of operations. At December 31, 2024, the Company had net capital of $1,055,266, which exceeded its requirement of $87,956 by $967,310.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less during the first twelve months of operations. At December 31, 2024, this ratio was .67 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act since the Company’s activities are limited to those set forth in the conditions for exemption pursuant to Footnote 74 of SEC Release 34-70073.

Note 5 - Related Party Transactions

The Company has Expense Sharing Agreements with two related parties. The first Agreement is with its Sole Member, Acrisure, LLC. This Agreement covers facilities, compliance and legal expenses provided by Acrisure, LLC to the Company. Direct expenses of the Company are outside the scope of this agreement. As a result of this Agreement, the Company owed $35,004 to the Sole Member at December 31, 2024.

The Company has an additional Expense Sharing Agreement with ARUS. This Agreement covers administrative services and broker dealer direct staff costs provided by ARUS to the Company. As discussed in Note 1, the Company provides RAIR Advisory services to clients of ARUS. At December 31, 2024, the Company owed a net amount of $550,828 to ARUS as a result of the two Agreements with ARUS.

The total amount due to related parties at 12/31/24 was $585,832.

Under a letter of support, Acrisure, LLC, has guaranteed to provide financial support as necessary to enable the Company to meet its ongoing financial liabilities, including any net capital requirements, pursuant to SEC Rule 15c3-1. Acrisure, LLC will provide funding when such financial liabilities fall due for a period of no less than twelve months from the date these financial statements were issued.

Note 6 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the period from July 2, 2024 through December 31, 2024, one related party accounted for 100% of the RAIR advisory fee revenues. At December 31, 2024, there were no accounts receivable due from this customer.

Note 7 - Commitments and Contingencies

There are no commitments and contingencies that would have a material impact on these financial statements as of December 31, 2024.

Note 8 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued and no events have been identified which require disclosure.